Filed Pursuant to Rule 433

Registration No. 333-251135

Supplementing the Preliminary Prospectus

Supplement dated May 9, 2023

(To a Prospectus dated December 4, 2020)

PRICING TERM SHEET

May 9, 2023

Issuer / Company:	Corning Incorporated
Expected Ratings (Moody’s/S&P)*:	Baa1/BBB+
Trade Date:	May 9, 2023
Settlement Date (T+4)**:	May 15, 2023
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Joint Book-Running Managers:	Goldman Sachs & Co. LLC J.P. Morgan Securities plc
Co-Managers:	Academy Securities, Inc. Merrill Lynch International Standard Chartered Bank

3.875% Notes due 2026

Security:	3.875% Notes due 2026 (the “2026 Notes”)
Principal Amount:	€300,000,000
Maturity Date:	May 15, 2026
Coupon:	3.875% per annum
Interest Payment Dates:	Annually on May 15, commencing May 15, 2024
Price to Public:	99.986%
Price to Underwriters:	99.636%
Government Security:	0.000% German Bund due April 10, 2026
Government Security Price:	93.240
Government Security Yield:	2.430%
Spread to Government Security:	145 bps
EUR Mid-Swap Rate:	3.180%
Spread to EUR Mid-Swap Rate:	+ 70 bps
Yield to Maturity:	3.880%
CUSIP / ISIN / Common Code:	219350 BR5 / XS2621757405 / 262175740
Day Count:	Actual/Actual (ICMA)
Redemption:

The 2026 Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company.

If the Company redeems the 2026 Notes prior to April 15, 2026 (30 days prior to the Maturity Date) (the “2026 Notes Par Call Date”), the redemption price will be equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2026 Notes matured on the 2026 Notes Par Call Date) on an annual basis (Actual/Actual (ICMA)) at (i) the Comparable Government Bond Rate plus 25 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2026 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to but not including the redemption date.

If the Company redeems the 2026 Notes on or after the 2026 Notes Par Call Date, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to but not including the redemption date.

The 2026 Notes are also redeemable upon certain tax events involving United States taxation as described in the Preliminary Prospectus Supplement dated May 9, 2023

Repurchase Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Company will be required to make an offer to purchase the 2026 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to but not including the date of redemption, all as described in the Preliminary Prospectus Supplement dated May 9, 2023.
Business Day Centers:	New York, London, TARGET
Governing Law:	State of New York
Record Dates:	May 1 of each year

4.125% Notes due 2031

Security:	4.125% Notes due 2031 (the “2031 Notes”)
Principal Amount:	€550,000,000
Maturity Date:	May 15, 2031
Coupon:	4.125% per annum
Interest Payment Dates:	Annually on May 15, commencing May 15, 2024
Price to Public:	99.666%
Price to Underwriters:	99.166%
Government Security:	0.000% German Bund due February 15, 2031
Government Security Price:	84.175
Government Security Yield:	2.243%
Spread to Government Security:	193.2 bps
EUR Mid-Swap Rate:	2.975%
Spread to EUR Mid-Swap Rate:	+ 120 bps
Yield to Maturity:	4.175%
CUSIP / ISIN / Common Code:	219350 BS3 / XS2621757744 / 262175774
Day Count:	Actual/Actual (ICMA)
Redemption:

The 2031 Notes will be redeemable in whole at any time or in part from time to time, at the option of the Company.

If the Company redeems the 2031 Notes prior to February 14, 2031 (90 days prior to the Maturity Date) (the “2031 Notes Par Call Date”), the redemption price will be equal to the greater of (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2031 Notes matured on the 2031 Notes Par Call Date) on an annual basis (Actual/Actual (ICMA)) at (i) the Comparable Government Bond Rate plus 30 basis points, less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the 2031 Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to but not including the redemption date.

If the Company redeems the 2031 Notes on or after the 2031 Notes Par Call Date, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to but not including the redemption date.

The 2031 Notes are also redeemable upon certain tax events involving United States taxation as described in the Preliminary Prospectus Supplement dated May 9, 2023.

Repurchase Upon a Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Company will be required to make an offer to purchase the 2031 Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to but not including the date of redemption, all as described in the Preliminary Prospectus Supplement dated May 9, 2023.
Business Day Centers:	New York, London, TARGET
Governing Law:	State of New York
Record Dates:	May 1 of each year

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the notes will be made against payment therefor on or about May 15, 2023, which is the fourth business day following the date of this term sheet (such settlement cycle being referred to as “T+4”). Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agree otherwise. Also, under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes earlier than the 2nd London business day or the 2nd New York business day before May 15, 2023 will be required, by virtue of the fact that the notes initially will settle T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

The 2026 Notes and the 2031 Notes are being offered separately, and are not part of a unit. The closing of each series of the notes is not conditioned on the closing of the other series of the notes.

MiFID II and UK MiFIR professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document has been prepared as not available to retail in the European Economic Area or the United Kingdom.

Relevant stabilization regulations including FCA/ICMA will apply.

The Issuer has filed a registration statement (including a prospectus and the preliminary prospectus supplement relating to the securities described above) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement relating to the securities described above in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-866-471-2526 or by calling J.P. Morgan Securities plc at +44-207-134-2468.